Citigroup Inc.	Pricing Sheet No. 2013—CMTNH010 dated June 28, 2013 relating to Preliminary Pricing Supplement No. 2013—CMTNH0108 dated June 7, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433

127,500 Jump Securities Based Upon the Performance of Shares of the SPDR® S&P 500® ETF Trust Relative to Shares of the iShares® Barclays 20+ Year Treasury Bond Fund Due July 2, 2015
PRICING TERMS—JUNE 28, 2013
Underlying funds:	▪ SPDR® S&P 500® ETF Trust (the “equity fund”) ▪ iShares® Barclays 20+ Year Treasury Bond Fund (the “bond fund”)
Aggregate stated principal amount:	$1,275,000
Stated principal amount:	$10.00 per security
Pricing date:	June 28, 2013
Issue date:	July 3, 2013
Valuation date:	June 29, 2015, subject to postponement if such date is not a scheduled trading day for either underlying fund or certain market disruption events occur with respect to either underlying fund
Maturity date:	July 2, 2015
Payment at maturity:
For each $10.00 security you hold at maturity:
▪  If the equity return is greater than or equal to the bond return:
$10.00 + the fixed return amount
▪  If the equity return is less than the bond return:
$10.00 + ($10.00 × the relative performance factor, which will be negative)
If the equity return is less than the bond return, your payment at maturity will be less than the $10.00 stated principal amount per security and possibly zero.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion, and up to all, of your investment.

Initial share price:
▪ With respect to the equity fund: $160.01 (the closing price of shares of the equity fund on the pricing date)
▪ With respect to the bond fund: $110.44 (the closing price of shares of the bond fund on the pricing date)

Final share price:	For each underlying fund, the closing price of shares of the underlying fund on the valuation date
Equity return:	With respect to the equity fund, (final share price – initial share price) / initial share price
Bond return:	With respect to the bond fund, (final share price – initial share price) / initial share price
Fixed return amount:	$2.00 per security (20.00% of the stated principal amount). You will receive the fixed return amount only if the equity return is greater than or equal to the bond return.
Relative performance factor:	The equity return minus the bond return
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095381 / US1730953817
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1) (2)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.225	$9.775
Total:	$1,275,000.00	$28,687.50	$1,246,312.50
(1) On the pricing date, the estimated value of the securities is $9.469. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.

(2) The issue price for a particular investor and the related underwriting fee received by CGMI may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated June 7, 2013

Product Supplement No. EA-02-02 dated December 27, 2012                       Underlying Supplement No. 2 dated December 27, 2012

Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. None of SPDR® S&P 500® ETF Trust, State Street Bank and Trust Company, iShares® Barclays 20+ Year Treasury Bond Fund, iShares®, Inc. or BlackRock Fund Advisors is involved in any way in this offering or have any obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.